[ON GENERAL MILLS LETTERHEAD]

Richard C. Allendorf

General Counsel & Secretary

Telephone: (763) 764-7600

October 2, 2018

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E. – Mail Stop 4628

Washington, D.C. 20549

Re:	General Mills, Inc.

Form 10-K for Fiscal Year Ended May 27, 2018

Filed June 29, 2018

File No. 1-01185

Dear Ms. Blye:

We are writing in response to the comments we received from you by letter dated September 17, 2018 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

1.

In your letter to us dated October 8, 2015, you discussed contacts with Syria. Your website’s Middle East and Africa section states that you sell your products in Syria. Your Form 10-K does not provide disclosure about Syria. As you know, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your 2015 letter, including with Syria’s government, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements, including through your Cereal Partners Worldwide Joint Venture with Nestle SA. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period.

Response

Since the Company’s 2015 letter to the SEC, we and our Cereal Partners Worldwide joint venture have had no contacts with Syria or the Syrian government. During the last three fiscal years and the subsequent interim period, we and our Cereal Partners Worldwide joint venture have also had no revenues, assets or liabilities associated with Syria.

We hope that our letter has addressed the Staff’s comments. If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Richard C. Allendorf

Richard C. Allendorf

General Counsel & Secretary

cc:	Mr. John Reynolds, Assistant Director, Division of Corporation Finance

Ms. Heidi G. Miller, Chair of the Audit Committee of the Board of Directors, General Mills, Inc.

KPMG LLP